Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges (Exhibit 12.1)
(numbers in thousands)

	For Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income before assessments	$121,969	$301,427	$135,664	$184,420	$62,160
Fixed charges	2,057,440	1,584,715	930,137	852,348	1,016,288

Total earnings	2,179,409	1,886,142	1,065,801	1,036,768	1,078,448

Fixed Charges:
Interest expense:
Interest expense on consolidated obligations	1,990,300	1,538,462	905,980	826,467	985,273
Interest expense on deposits	35,173	24,338	12,449	15,039	25,699
Interest expense on borrowings from other FHLBanks	147	132	15	2,176	3,016
Interest expense on securities sold under agreement to repurchase	28,462	19,393	10,156	8,309	1,933
Interest expense on mandatorily redeemable capital stock	2,972	2,029	1,133	—	—
Interest expense on other	31	4	58	48	240

Total interest expense	2,057,085	1,584,358	929,791	852,039	1,016,161

Estimated component of net rental expense
Rent expense	1,064	1,070	1,037	927	381
Factor (1/3) (1)	33.33%	33.33%	33.33%	33.33%	33.33%

Estimated component of net rental expense	355	357	346	309	127

Total fixed charges	2,057,440	1,584,715	930,137	852,348	1,016,288

Ratio of earnings to fixed charges	1.06	1.19	1.15	1.22	1.06